Exhibit 6.5

Terms Sheet

Multicom Resources – StorEn Technologies

Agreement to Vertically Integrate

This Terms Sheet is made by and between the parties listed in Point A and is not binding on the parties (unless specifically noted as binding) on and from the date that the last party to this Terms Sheet signs it.

A.	Parties	StorEn Technologies Inc. of 25 Health Sciences Drive, Suite 237 Stony Brook, NY 11790-3350 (StorEn)

Multicom Resources Limited ACN 605 352 690 (MCR)

B.	Exclusivity Right - Vanadium	MCR and StorEn agree that for a period of 5 calendar years, with an option to extend for 3 further terms of 5 calendar years, within the territory of Australia (and with respect to material sourced from Australia) StorEn must purchase, and must ensure that each of its related bodies corporate and affiliates only purchase Vanadium Product from MCR with a quality fit for the purpose being the production of VBs (as defined below).

For the purposes of this Term Sheet, “Vanadium Product” means all ores, dore, concentrates, metals, minerals and mineral by-products which are mined, produced, extracted or otherwise recovered from, in, under or upon the surface, and any marketable metal, having been processed by a mill and/or smelter, in respect of Vanadium.

C.	Distribution and Sales	MCR and StorEn agree that StorEn will enter into an exclusive distribution and sales agreement in respect of StorEn’s Vanadium Batteries (as now produced or in future) (VBs) with Freedom Energy Pty Ltd ACN 616 796 055 (Freedom) as MCR’s nominee which MCR must procure complies with this Terms Sheet as it relates to Freedom (Distribution and Sales Agreement) that will contain customary provisions including typical supply provisions, representations, warranties, covenants, indemnities, default provisions, rights of termination, record keeping requirements and provisions to address any conflict of interest, subject to:

		-	MCR achieving commercial production of Vanadium capable to satisfy the Offtake Agreement pursuant to Point G; and
		-	MCR (or nominee) completing the purchase schedule of two additional 5kW 30kWh VB Trial Units as detailed in Point F (further to the one unit already purchased).

MCR and StorEn agree that the Distribution and Sales Agreement will be drafted in long-form based on the principles outlined below:

		-	(Territory) – All of the Asia-Pacific Region.
		-	(Responsibilities) – Freedom will have the exclusive right to sell VBs in the Territory.
		-	(Term) – 5 calendar years, with an option to extend for 3 further terms of 5 calendar years.
		-	(Quantity) – StorEn will ensure that Freedom is provided VBs in reasonable quantity for the Territory on a consignment basis or purchase basis, or assembled by Freedom as agreed by the parties.
		-	(Ordering) – Freedom will provide three monthly forecasts of its VB needs and StorEn will supply the same within three calendar months of ordering.
		-	(Pricing Structure) – Freedom will set the end-customer price and pay StorEn the most favourable price offered to StorEn’s other customers (free purchase basis) or receive a margin of 25% (consignment basis).

D.	Minority Acquisition - StorEn	In addition to the 25,000 common stock shares it currently owns, MCR will receive a further 100,000 common stock shares in the capital of StorEn Company pro rata as it completes the purchase schedule of two StorEn 5kW 30kWh VB Trial Units detailed in Point F. The Terms of the minority acquisition will be outlined in an Option Agreement.

E.	Promotion	MCR and StorEn agree that each party shall promote, publicise, disclose or otherwise make available information regarding this this Term Sheet, including:

		-	discussions and negotiations that are taking place concerning this Term Sheet and/or the Transaction Documents and the status of those discussions and negotiations; and
		-	the existence and contents of this Term Sheet and/or the Transaction Documents (but not pricing or other sensitive information) and all negotiations between the parties relating to this Term Sheet and/or the Transaction Documents,

(collectively, the Transaction Materials),

provided that to the extent the Transaction Materials include information regarding the other party, the disclosing party provides such Transaction Materials to the other party for review and obtains the prior written consent of the other party to disclose such Transaction Materials (which the other party must act reasonably and in the spirit of this clause in doing).

F.	Trial Units	MCR and StorEn agree that, MCR (or Freedom as nominee) will purchase an additional two 5kW 30kWh VB trial units at the total cost of US$400,000 (four hundred thousand US$) to be ordered by December 31st 2020, with delivery within three months from Order Confirmation. The placement of such 5kW 30kWh VB trial units will be agreed by StorEn and Multicom. These VBs will be owned by MCR (or Freedom) and must be landed in Brisbane, Australia (fully insured by StorEn until MCR or Freedom takes possession).

G.	Offtake Agreement	Upon confirmation of quality of the Vanadium Product for the VBs (defined above) by StorEn acting reasonably, MCR and StorEn agree to enter into an offtake agreement in respect of prescribed Vanadium Product to be supplied to StorEn (Offtake Agreement) that will contain customary provisions including typical supply provisions, representations, warranties, covenants, indemnities, default provisions, rights of termination, record keeping requirements and provisions to address any conflict of interest.

MCR and StorEn agree that the obligations to deliver and pay for Vanadium Product under the Offtake Agreement (and the remaining parts of this clause) will commence on satisfaction of customary conditions precedent in 2020 (or such later date as the parties may agree, including that MCR’s project has reached commercial production) and be drafted in long-form based on the principles outlined below:

-	(Exclusivity) StorEn commits to purchasing Vanadium exclusively from MRC provided this is of VB standard (as described above) in quantity of up to 1,500 tonnes per annum, which may be varied by agreement of the parties.

-	(Term) – 5 calendar years, with an option to extend for 3 further terms of 5 calendar years, as set out in Point H.
-	(payment terms) – title to pass on payment, due 14 days prior to estimated shipment date, payment terms to contain a floor and ceiling price to be agreed post definitive feasibility studies for MCR’s project, as per agreed specifications, a bank guarantee or letter of credit to be opened for 6 months’ shipments in advance.
-	(ordering) – regular monthly shipments to make up the annual quantity unless otherwise agreed in writing.

H.	Exclusivity Right – VB Manufacturer	MCR and StorEn agree that for the term of 5 calendar years, with an option to extend for 3 further terms of 5 calendar years, provided that:

1.	MCR’s project reaches commercial production;
2.	VBs remain commercial; and
3.	StorEn’s technology used in respect of VBs remains current,

MCR will deal exclusively with StorEn for Vanadium batteries that are equivalent units (in size or technology) to the VBs that are produced by StorEn. Multicom’s subsidiary, Freedom Energy, will assemble StorEn batteries within Australia and distribute them across the Asia Pacific region. Multicom has completed a concept design for a large-scale manufacturing facility. Multicom and StorEn also intent to set up initially a joint pilot scale facility.

I.	Minority Acquisition - MCR	MCR grants StorEn an option under the terms outlined in the attached MCR Option Agreement.

J.	Governing Law	This Terms Sheet is governed by the laws of Queensland. The parties must submit any disputes in connection with this Terms Sheet to the Courts of Queensland, or by agreement, to an independent expert. The Transaction Documents listed in Point O will be governed by Singapore law and jurisdiction, unless otherwise agreed, for the resolution of disputes in the Courts.

K.	Confidentiality	Subject to Point E, the parties shall keep the contents of this Terms Sheet strictly confidential except that either party may disclose the same to its potential investors, debt or equity and its advisers, all under a duty of confidentiality. Parties may also disclose a copy of or refer to this Term Sheet in communications to capital market participants in fundraising documentation.

L.	Binding Effect	Points B, F, J, K, P, Q and R only shall be binding upon the parties on and from the date that the last party to this Terms Sheet signs it.

M.	Conditional	Points C, D, G, H, and I shall be conditional upon the final transaction documents, detailed in Point O, to be entered into by the parties.

N.	Further Assurance	Each party must promptly at its own cost do all things (including executing and if necessary delivering all documents) necessary or desirable to give full effect to this Term Sheet (which is a deed) and enable the parties to fulfil their obligations under this Term Sheet.

O.	Transaction Documents	MCR and StorEn agree that upon signing this Term Sheet, they will seek to promptly and in good faith prepare, negotiate and execute binding transaction documents consistent with this Terms Sheet within 12 months of executing this Terms Sheet. The transaction documents shall include:

		-	Distribution and Sales Agreement;
		-	Offtake Agreement;
		-	Option Agreement in respect of Point D; and
		-	Option Agreement in respect of Point I.

Should this not occur, this Term Sheet remains binding on the parties in accordance with Point L to the maximum extent permitted by law.

The first draft of the transaction documents will be prepared by MCR and will be reviewed and commented on by StorEn within 15 days of receipt.

P.	Costs	Each party shall be responsible for their own costs in the preparation of this Terms Sheet and the Transaction Documents.

Q.	Termination	Should either party experience an insolvency event, the other party may terminate this Terms Sheet in writing.

An insolvency event is defined as an Administrator being appointed, an application being made to a court for an order to appoint a Controller, provisional liquidator, trustee for creditors or in a bankruptcy to the Party or any of the Party’s property; the holder of a security interest or an agent on its behalf, appointing a Controller or taking possession of any Party’s property; an application being made to a court for an order for its winding up; or any analogous event under the laws of any applicable jurisdiction.

If either party commits a material breach of this Terms Sheet and does not rectify that breach (or otherwise satisfy the non-defaulting party that the breach will be remedied) within 5 business days of receipt of a written notice from the non-defaulting party specifying the breach and requiring that it be remedied, the non-defaulting party may terminate this Terms Sheet by immediate written notice.

R.	Counterparts	This Term Sheet may be signed in any number of counterparts (including by facsimile or email without the need for original signatures) and each of such counterparts shall constitute an original document and such counterparts, taken together, shall constitute one and the same instrument. This deed may be delivered by sending electronic copies in .pdf format by email.

S.	Entire Agreement	This Term Sheet constitutes the entire agreement between the parties regarding the matters set out in it and supersedes any prior representations, understandings or arrangements made between the parties, whether orally or in writing, including but not limited to the term sheet entered into by the parties on 11 December 2018 which shall be terminated upon execution of this Term Sheet,

EXECUTED AS A DEED

DATED the 30th day of April 2020.

Executed by Multicom Resources Limited (ACN 605 352 690) in accordance with section 127 of the Corporations Act:

/s/ Nathan Cammerman	/s/ Duncan Cornish
Signature of Director	Signature of Director/Secretary

Nathan Cammerman	Duncan Cornish

Name of Director	Name of Director/Secretary

Executed for and on behalf of StorEn Technologies Inc. by their authorised representative, who hereby declares that he/she has been duly authorised to do so, in the presence of:

/s/ Angelo D’Anzi	/s/ Carlo Brovero
Signature of authorised representative – Angelo D’Anzi	Signature of authorised representative – Carlo Brovero